ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX WWW.FOLEY.COM WRITER’S DIRECT LINE 414.297.5596 pfetzer@foley.com EMAIL

August 4, 2023

Melissa McDonough, CPA Staff Accountant Division of Investment Management, Disclosure Review and Accounting Office mcdonoughm@sec.gov

Re:	Intrepid Capital Management Funds Trust (“Registrant”) – Certified Shareholder Report on Form N-CSR, Filed December 29, 2022
Ladies and Gentlemen:
We are writing this letter on behalf of Registrant and its series (the “Funds”).  Specifically, we are writing to respond to the comments of the staff of the Division of Investment Management (the “Staff”) on the Certified Shareholder Report referenced above (the “Report”).  The items set forth below repeat (in bold italics) the comments of the Staff provided during a telephonic meeting, and following the comments are the Registrant’s responses (in regular type).
If you would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297‑5596.
1.
With respect to the Intrepid Capital Fund and the Intrepid Income Fund, the Staff notes that these Funds have been identified as non-diversified funds in the annual report.  That said, it appears these Funds are operating as diversified funds.  If the Intrepid Capital Fund and the Intrepid Income Fund have been operating as diversified funds for more than three years, confirm that these Funds will receive shareholder approval prior to changing their status back to non-diversified.  Please see Section 13(a)(1) of the Investment Company Act of 1940 and Rule 13a-1 thereunder.

Response:  The Intrepid Capital Fund and the Intrepid Income Fund have now been operating for more than three years as diversified funds, and the Registrant confirms that these Funds will receive shareholder approval prior to changing their status back to non-diversified.  Going forward, the Registrant will revise the disclosure to make clear they are diversified funds.

2.
The narrative to the expense example has not been modified to reflect accurately the Funds’ circumstances in accordance with General Instruction 1(b) to Item 27(d)(1) of Form N-1A. Please update in future filings.

Response: The Funds will update this disclosure in future filings.
3.
With regard to the Intrepid Capital Fund, the statement of assets and liabilities, and statement of operations do not disclosure securities lending activity, and there is no securities lending note to the financial statements.  That said, the response to Item C.6.b. was reported as “yes” on Form N-CEN that was filed on December 29, 2022 (the “Form N-CEN”).  It appears that an amendment to the Form N-CEN should be filed to correct Item C.6.b for the Intrepid Capital Fund.

Response: The Registrant will file an amendment to correct Item C.6.b for the Intrepid Capital Fund.
4.
With regard to the disclosure regarding the renewal of the investment advisory agreements, Item 27(d) of Form N-1A requires reasonable detail on the material factors and the conclusions with respect thereto that formed the basis for the board’s approval.  In future filings, please include more detail regarding the material factors and how those factors drove the conclusions.

Response: In future filings, the Registrant will include more detail regarding the material factors and how those factors drove the conclusions.
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If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5596.
Very truly yours, /s/ Peter D. Fetzer Peter D. Fetzer

cc:	Mark Travis Tim Page Intrepid Capital Management, Inc.